[WINSTON & STRAWN LLP LETTERHEAD]

June 10, 2005

BY FEDERAL EXPRESS
Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re:
    Advanced Life Sciences Holdings, Inc.
    Registration Statement on Form S-1
    File Number 333-124396

Dear Mr. Riedler:

        On behalf of Advanced Life Sciences Holdings, Inc. (the "Company"), and as a supplement to our response letter to you dated June 3, 2005 (the "June 3 Letter"), we provide this letter pursuant to Rule 418(b) promulgated under the Securities Act of 1933 in order to request the return of certain supplemental material we provided as part of our June 3 Letter. As a part of our June 3 Letter and at the Staffs request, we provided an Exhibit A containing information relating to the estimates, statistics and other figures used in the Company's Amendment No. 1 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 3, 2005. Please send the materials submitted as Exhibit A to the June 3 Letter to my attention after the Staff has completed its review thereof.

Best regards,
/s/ R. CABELL MORRIS, JR. R. Cabell Morris, Jr.
cc:	Zafar Hasan Attorney-Advisor Securities and Exchange Commission